PUT OPTION AGREEMENT

This Put Option Agreement (the "Agreement") is made and entered into as of May 13, 2023 by and between POS Systems, Inc., a Nevada corporation (the "Buyer") and Candace Mecham aka Candace Carr (the "Seller").

Grant of Option. The Buyer hereby grants to the Seller the option to sell One Hundred Sixty-Six Thousand Six Hundred Sixty-Seven (166,667) Shares of the restricted Common Stock of Buyer issued as Certificate Number 101 (the "Underlying Asset") to the Seller, at a strike price of Fifty Cents ($0.50) per share (the "Strike Price") at any time after October 13, 2024 and before November 30, 2025 (the "Expiration Date").

Exercise of Option. The Seller may exercise the option by providing written notice to the Buyer of its intention to sell the Underlying Asset at the Strike Price. The Buyer shall have ten (10) days to purchase the Underlying Asset from the Seller at the Strike Price.

Closing. The closing of the sale of the Underlying Asset shall occur on the date specified by the Seller in its notice of exercise of the option, which shall be no later than the Expiration Date.

Representations and Warranties. Each party represents and warrants to the other that:

(i) it has full power and authority to enter into this Agreement and to perform its obligations hereunder; (ii) the execution and delivery of this Agreement and the performance of its obligations hereunder do not violate any law or regulation or any agreement to which it is a party; and (iii) this Agreement constitutes a legal, valid, and binding obligation of each party.

Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada..

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Buyer: POS Systems Inc	Seller:

By:

Fred Langley, CEO	Candace Mecham